Exhibit 4.1
FIRST MODIFICATION OF LOAN DOCUMENTS
     THIS FIRST MODIFICATION OF LOAN DOCUMENTS (this “Agreement”) is effective as of the 13 day of November, 2007, by and between CTI GROUP (HOLDINGS), INC., a Delaware corporation (“Borrower”), and NATIONAL CITY BANK, a national banking association (the “Bank”).
RECITALS:
     A. The Bank has heretofore made loans to Borrower in the aggregate principal amount of Ten Million Six Hundred Thousand and No/100 Dollars ($10,600,000.00) pursuant to the terms and conditions of a Loan Agreement dated as of December 22, 2006 between Borrower and the Bank (the “Loan Agreement,” all terms not otherwise defined herein shall have the meanings set forth in the Loan Agreement), and as evidenced by (i) an Acquisition Loan Promissory Note dated December 22, 2006, in the principal amount of Two Million Six Hundred Thousand and No/100 Dollars ($2,600,000.00) made payable by Borrower to the order of the Bank and (ii) a Revolving Line of Credit Promissory Note dated December 22, 2006, in the principal amount of Eight Million and No/100 Dollars ($8,000,000.00) made payable by Borrower to the order of the Bank.
     B. The Loans are further secured by Guaranties dated December 22, 2006 from Guarantors to the Bank (collectively, the “Guaranties”).
     C. Borrower desires to amend the Loan Documents in order to reduce the amount of the existing Revolving Line of Credit to Three Million and No/100 Dollars ($3,000,000.00), modify the advance basis for the Revolving Loan, and to otherwise amend the Loan Documents as set forth herein.
AGREEMENTS:
     NOW, THEREFORE, in consideration of (i) the facts set forth hereinabove (which are hereby incorporated into and made a part of this Agreement), (ii) the agreements by the Bank to modify the Loan Documents, as provided herein, (iii) the covenants and agreements contained herein, and (iv) for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
     1. Amendment to Loan Agreement.
     (a) Amendment of Section 1.1. Section 1.1 of the Loan Agreement is amended by inserting the following definitions as alphabetically appropriate:
     “Amortization” shall mean the total amount added to amortization expense, as reflected on the Borrower’s financial statement and determined in accordance with GAAP.

     “Depreciation” shall mean the total amounts added to depreciation, obsolescence, valuation and other proper reserves, as reflected on the Borrower’s financial statement and determined in accordance with GAAP.
     “Letter of Credit to Cure” shall have the meaning set forth in Article 2 of the First Modification of Loan Documents.
     “Consolidated Debt Service Coverage Ratio” means the ratio of (a) Consolidated Net Income plus Depreciation, Amortization and Consolidated Interest Charges, excluding gains and losses on the sale of assets and distributions and/or dividends; to (b) current maturities of long-term debt plus interest.
     “Consolidated Funded Debt Ratio” as of any date shall mean (a) the Consolidated Funded Debt less any debt secured by a letter of credit or cash to (b) Consolidated EBITDA.
     (b) Amendment of Section 1.1. Section 1.1 of the Loan Agreement is further amended by amending and restating the following definitions in their entirety:
     “Applicable Margin” shall mean the rate per annum added to the LIBOR Base Rate to determine the Interest Rate for the Acquisition Loan and the Revolving Loan as set forth below:

Loans	Applicable Margin
Acquisition Loan	2.00%
Revolving Loan	2.50%
     “Borrowing Base Amount” shall mean an amount equal to the sum of (i) eighty percent (80%) of the net amount of the Domestic Eligible Accounts and (ii) ninety percent (90%) of the net amount of the Foreign Eligible Accounts.
     “Foreign Eligible Accounts” shall mean those accounts receivable of the Borrower and its Subsidiaries (which are not included in the term “Borrower” for purposes of this definition only) which are not Domestic Eligible Accounts, are insured by Euler Hermes, Inc., represent completed projects and are less than Two Thousand Five Hundred and No/100 Dollars ($2,500.00).
     “Revolving Loan Commitment” shall mean Three Million and No/100 Dollars ($3,000,000.00).
     “Revolving Loan Maturity Date” shall mean December 30, 2010, unless extended by the Bank pursuant to any modification, extension or renewal note executed by the Borrower and accepted by the Bank in its sole and absolute discretion in substation for the Revolving Note.

     “Revolving Loan Note” shall have the meaning set forth in Section 4.2 hereof, and shall include the First Amended and Restated Revolving Loan Promissory Note dated as of November 13, 2007.
     “UK Guarantors” shall mean, collectively, CTI Data Solutions Ltd, CTI Billing Solutions Ltd (formerly Ryder Systems Ltd), CTI Group Ltd (formerly CTI Billing Solutions Ltd) and F BVI , who shall be jointly and severally liable for all obligations.
     (c) Amendment of Article 2. Article 2 of the Loan Agreement is amended by inserting the following Section 2.7 to the end thereof:
     2.7 Arrangement Fee. In addition to the principal and interest and other amounts payable under the Notes and the Loan Agreement, Borrower agrees to pay Bank a non-refundable arrangement fee in the amount of Fifteen Thousand and No/100 Dollars ($15,000.00) to compensate Bank for its efforts in arranging the loan modification.
     (d) Amendment of Article 8. Article 8 of the Loan Agreement is amended by amending and restating the following subsection 8.6(a) as follows:
               (a) “as soon as available, and in any event, within ninety (90) days after the close of each of its fiscal years...”
     (e) Amendment of Article 8. Article 8 of the Loan Agreement is amended by inserting the following Section 8.18 to the end thereof:
     8.18 Financial Statements of Fairford Holdings, Ltd., BVI Borrower covenants that guarantor Fairford Holdings, Ltd., BVI shall provide Bank a copy of the annual audited financial statement of Fairford Holdings, Ltd., BVI within ninety (90) days after the close of each of its fiscal years.
     (f) Amendment of Article 9. Article 9 of the Loan Agreement is amended by deleting Section 9.1 and inserting the following in its place:
     9.1 Consolidated Debt Service Coverage Ratio. The Borrower shall not permit the Consolidated Debt Service Coverage Ratio, on a trailing twelve (12) month basis, tested quarterly, to be less than (i) 2.00:1.00 as of September 30, 2007, (ii) 1.75:1:00 as of December 31, 2007, (iii) 2.00:1.00 as of March 31, 2008, (iv) 2.00:1.00 as of September 30, 2008, (v) 2.00:1.00 as of December 31, 2008, or (vi) 2.00:1.00 as of March 31, 2009. If Consolidated EBITDA is negative as of June 30, 2008, it shall be considered an Event of Default if any outstanding principal balance exists on the Revolving Loan.
     (g) Amendment of Article 9. Article 9 of the Loan Agreement is amended by amending and restating the following sections in their entirety:

     9.3 Minimum Consolidated Net Worth. The Borrower shall not permit its Consolidated Net Worth, tested quarterly, to be less than (i) $7,900,000 as of September 30, 2007, (ii) $7,000,000 as of December 31, 2007, (iii) $6,500,000 as of March 31, 2008, (iv) $5,800,000 as of June 30, 2008, (v) $5,400,000 as of December 30, 2008, (vi) $4,700,000 as of December 31, 2008, (vii) $4,200,000 as of March 31, 2009, (viii) $3,900,000 as of June 30, 2009, (ix) $3,800,000 as of September 30, 2009, and (x) $3,975,000 as of December 31, 2009.
     (g) Amendment of Article 9. Article 9 of the Loan Agreement is amended by inserting the following Section 9.5:
     9.5 Consolidated Funded Debt Ratio. The Borrower shall not permit the Consolidated Funded Debt Ratio to exceed 4.00:1.00, tested quarterly on a trailing twelve month basis.
     2. Amendment of Loan Agreement. The Loan Agreement is amended by inserting the following provision as a new Section 10.10:
     10.10 Opportunity to Cure. Notwithstanding the foregoing, no Event of Default shall be deemed to have occurred with respect to an over-advance under the Revolving Loan, or violative of any financial covenant with respect thereto, if Fairford Holdings, Ltd., BVI shall cure such Event of Default within five (5) business days of the occurrence; provided, however, that such five (5) day grace period may be extended by the Bank, for a reasonable period of time, in the Bank’s reasonable discretion, if Fairford Holdings, Ltd., BVI is making a good faith effort to provide a letter of credit (the “Letter of Credit to Cure”) issued by SEB Bank, or other bank acceptable to the Bank, in the Bank’s sole discretion, on Fairford Holdings, Ltd., BVI’s credit. The Letter of Credit to Cure shall be released upon Borrower’s achieving six (6) consecutive successful months of operation with no occurrence of either an over-advance on the Revolving Loan or other financial covenant default.
     3. Representations and Warranties of Borrower. Borrower hereby represents, covenant and warrants to the Bank as follows:
     (a) The representations and warranties in the Loan Agreement and the other Loan Documents are true and correct as of the date hereof.
     (b) There is currently no Event of Default under the Loan Agreement or the other Loan Documents and Borrower does not know of any event or circumstance which with the giving of notice or passing of time, or both, would constitute an Event of Default under the Loan Agreement or the other Loan Documents.
     (c) The Loan Documents are in full force and effect and, following the execution and delivery of this Agreement, they continue to be the legal, valid and binding obligations of Borrower enforceable in accordance with their respective terms, subject to limitations imposed by general principles of equity.

     (d) There has been no material adverse change in the financial condition of Borrower, Guarantors or any other party whose financial statement has been delivered to the Bank in connection with the Loan from the date of the most recent financial statement received by the Bank.
     (e) As of the date hereof, Borrower has no claims, counterclaims, defenses, or set-offs with respect to the Loan or the Loan Documents as modified herein.
     (f) Borrower has the requisite power and authority to execute and deliver this Agreement and to perform the Loan Agreement and Loan Documents as modified herein. This Agreement has been duly executed and delivered on behalf of Borrower.
     4. Conditions. The obligation of the Bank to execute and to perform this Agreement shall be subject to full satisfaction of the following conditions precedent on or before the date of execution of this Agreement:
     (a) Copies, certified as of the date of execution of this Agreement, of such corporate documents and resolutions of Borrower and Guarantors as the Bank may request evidencing necessary action by Borrower to obtain necessary authorization for the execution and performance of this Agreement and all other agreements or documents delivered pursuant hereto as the Bank may reasonably request.
     (b) This Agreement shall have been duly executed by Borrower and delivered to the Bank and executed by the Bank.
     (c) The Amended and Restated Revolving Line of Credit Promissory Note shall have been duly executed by Borrower and delivered to the Bank in the form attached hereto as Exhibit A.
     (d) Borrower shall have paid all costs and expenses incurred by the Bank in connection with the negotiation, preparation and closing of this Agreement and the other documents and agreements delivered pursuant hereto, including the reasonable attorneys’ fees.
     (e) No Event of Default, or any event which, with notice or lapse of time, or both would constitute an Event of Default, shall have occurred and be continuing.
     (f) No adverse change in the financial condition or affairs of Borrower, as determined in Bank’s reasonable discretion, shall have occurred.
     (g) No litigation or governmental proceeding shall have been instituted against Borrower or any of its officers or shareholders which in the discretion of Bank, reasonably exercised, materially adversely affects the financial condition or continued operation of Borrower.

     (h) The Bank shall have received such additional financial information, agreements, documents and certifications, fully executed by Borrower, as may be reasonably requested by the Bank.
     5. Miscellaneous.
     (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.
     (b) This Agreement shall not be construed more strictly against the Bank than against Borrower merely by virtue of the fact that the same has been prepared by counsel for the Bank, it being recognized that Borrower and the Bank have contributed substantially and materially to the preparation of this Agreement, and Borrower, Guarantors and the Bank each acknowledges and waives any claim contesting the existence and the adequacy of the consideration given by the other in entering into this Agreement. Each of the parties to this Agreement represents that it has been advised by its respective counsel of the legal and practical effect of this Agreement, and recognizes that it is executing and delivering this Agreement, intending thereby to be legally bound by the terms and provisions thereof, of its own free will, without promises or threats or the exertion of duress upon it. The signatories hereto state that they have read and understand this Agreement, that they intend to be legally bound by it and that they expressly warrant and represent that they are duly authorized and empowered to execute it.
     (c) Notwithstanding the execution of this Agreement by the Bank, the same shall not be deemed to constitute the Bank a venturer or partner of or in any way associated with Borrower or Guarantors nor shall privity of contract be presumed to have been established with any third party.
     (d) Borrower and the Bank each acknowledges that there are no other understandings, agreements or representations, either oral or written, express or implied, that are not embodied in the Loan Documents and this Agreement, which collectively represent a complete integration of all prior and contemporaneous agreements and understandings of Borrower, Guarantors and the Bank; and that all such prior understandings, agreements and representations are hereby modified as set forth in this Agreement. Except as expressly modified hereby, the terms of the Loan Documents are and remain unmodified and in full force and effect.
     (e) This Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.
     (f) Any references to the “Loan Agreement,” the “Notes,” the “Guaranties” or the “Loan Documents” contained in any of the Loan Documents shall be deemed to refer to the Loan Agreement, the Notes, the Guaranties and the other Loan Documents as amended hereby. The paragraph and section headings used herein are for convenience only and shall not limit the substantive provisions hereof. All words herein which are expressed in the neuter gender shall be deemed to include the masculine, feminine and neuter genders. Any word herein which is expressed in the singular or plural shall be deemed, whenever appropriate in the context, to include the plural and the singular.

     (g) This Agreement may be executed in one or more counterparts, all of which, when taken together, shall constitute one original Agreement.
     (h) Time is of the essence of each of Borrower’s obligations under this Agreement.
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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first above written.

LENDER:		BORROWER:

NATIONAL CITY BANK, a national banking association		CTI GROUP (HOLDINGS), INC, an Delaware corporation

By:	/s/ Ryan T. Hendrickson	By:	/s/ John Birbeck

	Ryan T. Hendrickson, Vice President		John Birbeck, Chief Executive Officer